UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
Plains Exploration & Production Company
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
726505100
(CUSIP Number)
Jeffrey Tannenbaum
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
Tel. No.: (212) 599-0090
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
- with a copy to -
Jeffrey C. Cohen
Scott I. Sonnenblick
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
September 6, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑
The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	726505100	13D	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,494,583

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		5,494,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,494,583

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.6%

14	TYPE OF REPORTING PERSON:

	CO

CUSIP No.	726505100	13D	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,157,017

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,157,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,157,017

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.6%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	726505100	13D	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS: Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,651,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,651,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,651,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	726505100	13D	Page	5	of	11 Pages

Item 1.	Security and Issuer.

Securities acquired:

Common Stock, par value $0.01 (the “Shares”).

Issuer:

Plains Exploration & Production Company (the “Issuer”) 700 Milam Street, Suite 3100 Houston, Texas 77002

Item 2.	Identity and Background.

(a) Name of Person Filing: Not Applicable.

(b) Residence or business address:

Fir Tree Value Master Fund, LP
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
Cayman Islands exempted limited partnership

Fir Tree Recovery Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation
     (c) Principal occupation or employment: Fir Tree, Inc. provides investment management services to private individuals and institutions. The principal occupation of Fir Tree, Inc. is investment management.
     (d) Conviction in criminal proceedings: Neither Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. nor Fir Tree, Inc. have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Civil proceedings: Neither Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. nor Fir Tree, Inc. have, during the last five years, been a party to a

CUSIP No.	726505100	13D	Page	6	of	11 Pages
civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) Citizenship: Fir Tree Value Master Fund, LP is a Cayman Islands exempted limited partnership. Fir Tree Recovery Master Fund, L.P. is a Cayman Islands exempted limited partnership. Fir Tree, Inc. is a New York Corporation.
Item 3. Source and Amount of Funds or Other Consideration.
     As of September 6, 2007, Fir Tree Value Master Fund, LP had invested in the Shares of the Issuer in the amount of $180,119,164, Fir Tree Recovery Master Fund, L.P. had invested in the Shares of the Issuer in the amount of $37,897,591, and Fir Tree, Inc. had invested in the Shares of the Issuer in the amount of $218,016,755 for an aggregate of 6,651,600 Shares (which includes the Shares underlying American-style call options exercisable through dates ranging from September 21, 2007 to January 19, 2008). Currently, all the Shares of the Issuer as of the date of this Schedule 13D are held by either Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. or Fir Tree, Inc. The above amounts include any commissions incurred in making the investments. The source of these funds was the working capital of each of Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. and Fir Tree, Inc.
Item 4. Purpose of Transaction.
     Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. and Fir Tree, Inc. (together, the “Reporting Persons”) purchased the Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
     Consistent with their investment purpose, the Reporting Persons will review their investments in the Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, and other general market and investment conditions, the Reporting Persons may determine to:
•	acquire additional Shares through open market purchases or otherwise; or

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Shares through the open market or otherwise.

CUSIP No.	726505100	13D	Page	7	of	11 Pages
     Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.
     Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Shares of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.
     As part of the Reporting Persons’ ongoing review of their investments in the Shares, the Reporting Persons will from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.
     Without limiting the generality of the foregoing, on September 5, 2007, Fir Tree, Inc. met with senior management of the Issuer to express its concerns with respect to the previously announced acquisition proposal (the “Proposed Acquisition”) of Pogo Producing Company (“PPP”). At that meeting, Fir Tree, Inc. shared with the Issuer’s management the contents of a letter that Fir Tree, Inc. intended to send to Mr. James C. Flores, Chairman, President and Chief Executive Officer of the Issuer (the “Issuer Letter”). On September 6, 2007, Fir Tree, Inc. sent the Issuer Letter to Mr. Flores. The Reporting Persons stated in the Issuer Letter that they intend to vote against the Proposed Acquisition because they believe that the Proposed Acquisition is a less efficient use of capital than certain other actions that the Issuer could take to substantially increase shareholder value, as more fully detailed in the Issuer Letter.
     The Reporting Persons have attached the Issuer Letter to this Schedule 13D as Exhibit 2.
     Based on the above-referenced Issuer Letter and other discussions or inquiries that the Reporting Persons may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Shares or other securities related to the Issuer, and other general market investment conditions, the Reporting Persons may determine to pursue various strategic alternatives in respect of their investments in the Issuer.
     Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their respective positions and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP No.	726505100	13D	Page	8	of	11 Pages
Item 5. Interest in Securities of the Issuer.
     (a) As of September 6, 2007, Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. and Fir Tree, Inc. beneficially own 5,494,583 Shares, 1,157,017 Shares and 6,651,600 Shares, respectively, of the Issuer (which includes the Shares underlying over-the-counter American-style call options exercisable through dates ranging from September 21, 2007 to January 19, 2008), representing in the aggregate 9.1% of the Issuer’s outstanding Shares, which such percentage was calculated by dividing (i) the 6,651,600 Shares beneficially owned by Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. and Fir Tree, Inc. as of the date hereof, by (ii) 72,800,000 Shares outstanding as of July 31, 2007, as reported in the Issuer’s report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2007.
     (b) Fir Tree, Inc., as the investment manager of Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P., has the sole power to vote and dispose of the 6,651,600 Shares held collectively by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P.
     The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree, Inc., Fir Tree Value Master Fund, LP or Fir Tree Recovery Master Fund, L.P. is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 6,651,600 Shares owned by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. Pursuant to Rule 13d-4, Fir Tree, Inc., Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. disclaim all such beneficial ownership.
     (c) The transactions in the Issuer’s securities by Fir Tree Value Master Fund, LP, Fir Tree Recovery Master Fund, L.P. and Fir Tree, Inc. for the prior 60 days are as follows:

Transaction	Type of	Type of	Quantity
Date	Transaction	Security	(Shares)	Price

7/13/2007	Buy	Common	4,500.00	51.2893
7/13/2007	Buy	Common	20,700.00	51.2893
7/16/2007	Buy	Common	101,800.00	51.3332
7/17/2007	Buy	Common	66,000.00	48.8337
7/25/2007	Buy	Common	21,700.00	44.5136
7/25/2007	Buy	Common	100,400.00	44.5136
7/26/2007	Buy	Common	22,700.00	44.4569
7/26/2007	Buy	Common	105,200.00	44.4569
7/27/2007	Buy	Common	17,700.00	43.6927
7/27/2007	Buy	Common	82,300.00	43.6927
8/2/2007	Buy	Common	33,700.00	41.7554
8/2/2007	Buy	Common	159,800.00	41.7554
8/2/2007	Buy	Common	82,000.00	41.6413
8/3/2007	Buy	Common	37,200.00	41.7117
8/3/2007	Buy	Common	176,300.00	41.7117
8/7/2007	Buy	Common	45,500.00	40.4937

CUSIP No.	726505100	13D	Page	9	of	11 Pages

Transaction	Type of	Type of	Quantity
Date	Transaction	Security	(Shares)	Price

8/7/2007	Buy	Common	215,700.00	40.4937
8/8/2007	Buy	Common	29,600.00	40.07
8/8/2007	Buy	Common	26,600.00	40.3663
8/8/2007	Buy	Common	140,400.00	40.07
8/8/2007	Buy	Common	126,000.00	40.3663
8/10/2007	Buy	Option	175.00	1
8/10/2007	Buy	Option	825.00	1
8/14/2007	Buy	Option	100.00	1
8/14/2007	Buy	Option	450.00	1
8/15/2007	Buy	Option	79.00	1
8/15/2007	Buy	Option	371.00	1
8/16/2007	Buy	Common	66,500.00	36.3627
8/16/2007	Buy	Common	313,500.00	36.3627
8/17/2007	Buy	Option	443.00	2.848
8/17/2007	Buy	Common	31,482.00	37.35
8/17/2007	Buy	Option	2,089.00	2.848
8/17/2007	Buy	Common	148,518.00	37.35
8/20/2007	Buy	Option	350.00	3.4764
8/20/2007	Buy	Option	1,650.00	3.4764
8/21/2007	Buy	Option	113.00	2.3592
8/21/2007	Buy	Option	88.00	3.5
8/21/2007	Buy	Option	533.00	2.3592
8/21/2007	Buy	Option	412.00	3.5
8/22/2007	Buy	Option	604.00	2.1829
8/22/2007	Buy	Option	180.00	2.4594
8/22/2007	Buy	Option	2,846.00	2.1829
8/22/2007	Buy	Option	830.00	2.4594
8/23/2007	Buy	Option	271.00	2.3242
8/23/2007	Buy	Option	366.00	2.4904
8/23/2007	Buy	Option	1,279.00	2.3242
8/23/2007	Buy	Option	1,724.00	2.4904
8/24/2007	Buy	Option	137.00	3.0231
8/24/2007	Buy	Option	647.00	3.0231
8/28/2007	Buy	Option	330.00	3.4105
8/28/2007	Buy	Option	1,670.00	3.4105
8/30/2007	Buy	Common	33,000.00	36.6926
8/30/2007	Buy	Common	167,000.00	36.6926
     (d) Not Applicable.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     One or more Reporting Persons own options to purchase 1,856,200 Shares pursuant to various American-style call option arrangements with strike prices

CUSIP No.	726505100	13D	Page	10	of	11 Pages
ranging from $35 to $45 and exercisable through dates ranging from September 21, 2007 to January 19, 2008. Such options are reported in Item 5 as if exercised. Please refer to Item 5 hereof for additional information.
Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated September 6, 2007, among Fir Tree, Inc., Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P.

Exhibit 2	Letter from Fir Tree Partners to Plains Exploration & Production Company dated September 6, 2007

CUSIP No.	726505100	13D	Page	11	of	11 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007	FIR TREE VALUE MASTER FUND, LP

	By:	FIR TREE, INC., Its Manager

		By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

FIR TREE RECOVERY MASTER FUND, L.P.

	By:	FIR TREE, INC., Its Manager

		By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President

FIR TREE, INC.

	By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President